U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                              Commission File Number:  001-13891

[ ] Form 10-K and Form 10KSB         [   ] Form 20-F             [   ] Form 11-K
[X] Form 10-Q and Form 10-QSB        [   ] Form N-SAR

For Period Ended:  September 30, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                         Part I--Registrant Information

    Full Name of Registrant: Hector Communications Corporation ("Registrant")

                    Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 211 South Main Street

City, State and Zip Code:  Hector, Minnesota 55342


                        Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III--Narrative

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.



            On July 7, 2003, the Company completed a split-up transaction pursuant to which Golden West Telecommunications, Inc (Golden West) and Alliance Communications Cooperative, Inc. ("ACCI"), minority owners of Alliance Telecommunications Corporation ("ATC"), a 68% owned subsidiary of the Company, exchanged their minority interests in ATC for a pro rata share of the assets and liabilities of ATC. Immediately prior to the split-up Alliance owned five rural telephone companies, as well as investments in a number of telecommunications enterprises. As a result of the split-up, (i) in exchange for their respective ownership interests in ATC, Golden West and ACCI each acquired 100% ownership of one of the rural telephone companies previously owned by ATC as well as 100% ownership of interests in telecommunications enterprises associated with the respective rural telephone companies (collectively the "Transferred Assets"), and (ii) the Company acquired 100% ownership of the remaining ATC assets, including the stock of other three telephone companies and ownership of interests in telecommunications enterprises associated with the three telephone companies(collectively the "Retained Assets"). The Company recently determined that the split-up transaction should be accounted for using the purchase method of accounting in accordance with provisions of SFAS 141. Applying the purchase method of accounting to the split-up transactions requires a restatement of the Company's financial statements for periods prior to the split-up, including the three month and nine month periods ended September 30, 2002. The restatement of the Company's financial statement to reflect the split-up and application of the requirements of SFAS141 has required a number of calculations and determinations related to treating the Transferred Assets as discontinued operations and adjustments to basis of the Retained Assets which the Company currently is in the process of making. As of the date of this filing, management of the Company is unable to complete these calculations and determinations and finalize the Form 10-Q in a materially accurate manner without unreasonable effort or expense. Within five days after November 14, 2003, management expects to complete these calculations and determinations and finalize its Form 10-Q for filing.

                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Charles Braun                         (320)                    848-6611
 ------------------                 --------------------------------------------
       (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

              [X] Yes                                     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [X] Yes                                     [  ] No

As described in Part III above, the Company is restating its financial statements for periods prior to the date of the split-up transaction completed on July 7, 2003, including a restatement of results for the three months and nine months ended September 30, 2002, in accordance with the provisions of SFAS
141. Under the restatement, the Transferred Assets described in Part III above will be treated as discontinued operations. While the restatement is not expected to have a material effect on the net results for the three months and nine months periods ended September 30, 2002 originally reported, components of the income statement will change to separately reflect the results of such discontinued operations.


                        HECTOR COMMUNICATIONS CORPORATION
                        ----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2003

                                   /s/ Charles Braun
                                   --------------------------------------------
                                   Charles Braun, Chief Financial Officer